Press Release

GreenPower Provides Business Update and Reports

Year-End Fiscal 2025 Results

Webinar Scheduled for August 4, 2025 at 4:15 p.m. EST/1:15 p.m. PST

Vancouver, Canada, July 30, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today reported its year-end fiscal year 2025 results.

"Fiscal year 2025 was a transformative year for GreenPower as the political winds shifted and federal EV incentives and policies began to change," said GreenPower CEO Fraser Atkinson. "While GreenPower continued to manufacturer and deliver class leading all-electric, purpose-built, zero-emission school buses and commercial vehicles, the Company was focused on adapting to these changes by streamlining production and retooling operations to be successful in the space."

During the year GreenPower consolidated its California operations from multiple locations in the state to one facility in Riverside. "Consolidating our operations from five different facilities spread throughout California to one larger facility has reduced our costs and increased efficiency," said  GreenPower President Brendan Riley. "Having our U.S. corporate headquarters, engineers, project managers, upfitting operations and west coast manufacturing in one location better positions the company for managed growth and success."

Manufacturing in the West Virginia facility continued during the fiscal year with the first BEAST Type D school buses rolling off the manufacturing line for in-state orders and a Round 2 EPA Clean School Bus Program (CSBP) grant that was awarded to multiple school districts in the state during fiscal 2025. In the western half of the country, school bus manufacturing and deliveries also continued during the fiscal year under a variety of programs incuding the CSBP. Type D BEASTs and Type A Nano BEASTs from GreenPower's California facilities were delivered through its dealers to schools in Arizona, California and Oregon. "As the only all-electric, purpose-built school bus OEM manufacturing both a Type A and a Type D school bus in facilities on both sides of the country, GreenPower is perfectly positioned to meet the market demand nationwide," Atkinson contined.

"GreenPower innovation remained at the forefront of activities in fiscal year 2025, as two new Class 4 all-electric, purpose-built, zero-emission commercial vehicles were introduced into the marketplace," Riley stated. The first new vehicle was the EV Star Utility Truck which is built for day-to-day demands and workloads and is equipped with optional power sources, providing accessible power through built-in plugs to accommodate tool charging conveniently on a job site. The front box of the vehicle has optional full pass-through capacity, allowing for oversize tools and supplies. The EV Star Utility Truck offers tailored contractor body configurations, coming in a standard bed size of 16 feet, with the option to customize the length to meet the customer's needs, allowing for more room and applications.

The second new vehicle unveiled during the fiscal year was the  EV Star REEFERX, a new modern offering, all-electric refrigerated medium-duty delivery truck.  Built on GreenPower's EV Star Cab & Chassis platform, the EV Star REEFERX is purpose-built and fully customizable with a lighter body to allow for increased payload. Designed to serve mid to last-mile refrigerated delivery and catering applications, the EV Star REEFERX moves goods that need to be temperature controlled, such as fresh and frozen foods, flowers and pharmaceuticals, among other applications. The vehicle body features a one interior wall structure to allow for seamless sanitation, consistent insulation throughout and a longer life.

2025 Year-End Highlights:

  Generated revenues of $19.8 million for the year ended March 31, 2025.
  GreenPower delivered a total of 84 vehicles, which were comprised of 34 BEAST Type D school buses, two Nano BEAST Type A school buses, 23 EV Star Cargo and EV Star Cargo Plus commercial vehicles and 25 EV Star Passenger Vans.
  GreenPower had working capital of $8.1 million at year-end.
  At the end of the year GreenPower had inventory of $25.6 million, consisting of $10.1 million of finished goods, $11.3 million of work-in-process and $4.2 million of parts and components.
  The Company had Deferred revenue of $10.1 million at year-end.
  Completed an underwritten offering of 3,000,000 common shares raising gross proceeds of $3 million in October 2024 and a unit offering in which it issued 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750.

For additional information on the results of operations for the year ended March 31, 2025 review the audited financial statements and related reports posted on GreenPower's website as well as on www.sedar.com or filed on EDGAR.

Webinar on August 4, 2025

Red Chip will be hosting a webinar for GreenPower on Monday August 4, 2025 at 1:15 p.m. PST/4:15 p.m. EST

Register in advance for this webinar:

https://redchip.zoom.us/webinar/register/WN_9z-9bH_fQ5qL7oSZwANT8A

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2025 GreenPower Motor Company Inc. All rights reserved.